UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

                                                   Varian, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	77-0501995 (IRS Employer Identification No.)

3120 Hansen, Palo Alto, California (Address of principal executive offices)	94304-1030 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

________________________________________        ________________________________________

________________________________________        ________________________________________

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |_|	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |X|

Securities Act registration statement file number to which this form relates:                  N/A
                                                                                                                       (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                                                    Preferred Stock Purchase Rights
(Title of Class)

(Title of Class)

                 This amended Form 8-A is being filed to amend the Form 8-A registration statement of Varian, Inc. (the “Company”) originally filed with the Securities and Exchange Commission on April 11, 1999 (the “Original 8-A”) by amending and restating Item 1 thereof in its entirety as set forth herein.

Item 1.     Description of Registrant's Securities to be Registered.

                 On February 18, 1999, the Board of Directors of Varian, Inc., a Delaware corporation (the “Company”), declared a dividend of one right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (“Common Stock”), of the Company held of record at 5:00 p.m., California time, on April 2, 1999 (the “Record Time”), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible or exchangeable securities outstanding at the Separation Time. The Rights have been issued pursuant to a Rights Agreement, dated as of February 18, 1999 (the “Rights Agreement”), between the Company and First Chicago Trust Company of New York, as Rights Agent (the “Rights Agent”). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-thousandth of a share of Participating Preferred Stock, par value $0.01 per share (“Preferred Stock”), for $75.00 (the “Exercise Price”), subject to adjustment. The Preferred Stock is designed so that each one one-thousandth of a share of Preferred Stock has economic and voting terms similar to those of one share of Common Stock.

                 The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the “Separation Time”) (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person’s becoming an Acquiring Person, as defined below, and (ii) the first date (the “Flip-in Date”) of public announcement by the Company or an Acquiring Person that a Person has become an Acquiring Person; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

                 An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Voting Stock, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company or any wholly-owned subsidiary of the Company, (ii) any person who is the Beneficial Owner of 15% or more of the outstanding Voting Stock as of the date of the Rights Agreement or who shall become the Beneficial Owner of 15% or more of the outstanding Voting Stock solely as a result of an acquisition of Voting Stock by the Company, until such time as such Person acquires additional Voting Stock, other than through a dividend or stock split, (iii) any Person who Beneficially Owns shares of Voting Stock consisting solely of (A) shares of Voting Stock acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares of Voting Stock owned by such Person and its Affiliates and Associates (as defined in the Rights Agreement) at the time

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of such grant and (C) shares of Voting Stock, amounting to less than 1% of the outstanding Voting Stock, acquired by Affiliates and Associates of such Person after the time of such grant or (iv) before the distribution of the Company’s outstanding stock to the stockholders of Varian Associates, Inc., Varian Associates, Inc. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing, has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to such foregoing, then such Person shall not be deemed to be an “Acquiring Person” for any purposes of the Rights Agreement. “Voting Stock” means shares of capital stock of the Company entitled to vote generally in the election of directors.

                 The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Stock at the Separation Time.

                 The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on April 2, 2009, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the “Expiration Time”).

                 The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

                 In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock or Preferred Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person’s becoming such (the “Stock Acquisition Date”) that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price.

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                 In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Voting Stock, elect to exchange all or part of the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the Board of Directors (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

                 Whenever the Company shall become obligated to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable.

                 In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company, or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) directly or by sale of stock, assets or control of assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) as of the end of the most recently completed fiscal year or (B) generating more than 50% of the operating income or cash flow during the most recently completed fiscal year, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company, then any such transactions or events shall constitute a “Flip-over Transaction or Event” under the Rights Agreement.

                 The Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur, such Flip-over Transaction or Event until it shall have duly entered into a binding and enforceable supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the “Flip-over Entity”), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price

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and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement, but the Company’s obligations under the Rights Agreement will not be discharged and will continue in full. For purposes of the foregoing description, the term “Acquiring Person” shall include any Acquiring Person and its Affiliates and Associates and others with whom it is acting in concert counted together as a single Person.

                 The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $0.001 per Right (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

                 The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including without limitation, the right to vote or to receive dividends.

                 The Rights have certain anti-takeover effects and can cause substantial dilution to a person or group that acquires 15% of more of the Common Stock on terms not approved by the Board of Directors of the Company. The Rights should not, however, interfere with any merger or other business combination that the Board finds to be in the best interests of the Company and its stockholders because the Rights can be redeemed by the Board on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

                 As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. As of September 28, 2001, there were 33,223,815 shares of Common Stock outstanding.

                 The Rights Agreement, the forms of Rights Certificate and Election to Exercise and the form of Certificate of Designation and Terms of the Participating Preferred Stock are attached to the Original 8-A as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

                 The Company has entered into a First Amendment to Rights Agreement, dated as of November 2, 2001 (the “Rights Agreement Amendment”), with First Chicago Trust Company of New York, as Rights Agent (the “Original Rights Agent”), which amends the Rights Agreement. The Rights Agreement Amendment confirms, among other things, the appointment of EquiServe Trust Company, N.A. as the successor Rights Agent to the Original Rights Agent under the Rights Agreement, as amended. The Rights Agreement Amendment also sets forth various amendments to the Rights Agreement which the Board of Directors of the Company deemed appropriate or necessary to effect such appointment. The Rights Agreement Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing description of the Rights Agreement Amendment is qualified in its entirety by reference to such exhibit.

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Item 2.     Exhibits.

Exhibit No. 2	Description First Amendment to Rights Agreement, dated as of November 2, 2001, between Varian, Inc. and First Chicago Trust Company of New York, as Rights Agent.

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SIGNATURE

                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2001	VARIAN, INC. (Registrant) By: /s/ Arthur W. Homan Arthur W. Homan Vice President, General Counsel and Secretary

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EXHIBIT INDEX

Exhibit No. 2	Description First Amendment to Rights Agreement, dated as of November 2, 2001, between Varian, Inc. and First Chicago Trust Company of New York, as Rights Agent.

Exhibit 2

FIRST AMENDMENT TO RIGHTS AGREEMENT

                  FIRST AMENDMENT (this "Amendment") to the Rights Agreement, dated as of February 18, 1999 (the "Rights Agreement"), between Varian, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"), made and entered into as of November 2, 2001.

W I T N E S S E T H:

                  WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights; and

                  WHEREAS, all acts and things necessary to constitute this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery by the Company and the Rights Agent of this Amendment have in each and all respects been fully authorized by the Company and the Rights Agent;

                  NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

         1.     The Company hereby confirms the appointment of EquiServe Trust Company, N.A., which has succeeded to the stockholder services business of First Chicago Trust Company of New York, as successor Rights Agent to First Chicago Trust Company of New York, effective immediately upon the execution and delivery of this Amendment.

         2.     The first paragraph of page one of the Rights Agreement hereby is amended by deleting the name “First Chicago Trust Company of New York” and inserting in lieu thereof the name “EquiServe Trust Company, N.A.”

         3.     The form of legend contained in Section 2.2 of the Rights Agreement hereby is amended by deleting the name “First Chicago Trust Company of New York” and inserting in lieu thereof the name “EquiServe Trust Company, N.A.”; provided, however, that existing certificates for Common Stock of the Company bearing the legend set forth in Section 2.2 of the Rights Agreement prior to the foregoing amendment of the required legend which have not been issued may be issued by the Company with the same effect as if the so amended legend was set forth thereon at the date of issue.

         4.    Section 4.4 of the Rights Agreement hereby is amended in its entirety to read as follows:

         4.4     Change of Rights Agent. The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Stock by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Company may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Stock by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (A) a corporation, limited liability company or trust company (or similar form of entity organized or formed under the laws of the United States, any State of the United States or any foreign jurisdiction) authorized to conduct business under the laws of the United States or any such State which (1) is authorized under such laws to exercise trust, fiduciary or stockholder services powers, (2) is subject to supervision or examination by a Federal or State authority, (3) is authorized under such laws to exercise the powers of the Rights Agent contemplated by this Agreement, and (4) individually or together with one or more Affiliates thereof has at the time of its appointment as Rights Agent a combined capital and surplus of at least $15,000,000; or (B) an Affiliate of an entity described in clause (A) of this sentence. After appointment, the successor Rights

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Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

5. Section 5.9 of the Rights Agreement hereby is amended by deleting the following:

First Chicago Trust Company of New York 525 Washington Boulevard, Suite 4660 Jersey City, New Jersey 07310 Attention: Corporate Actions, Administration

and inserting in lieu thereof the following:

EquiServe Trust Company, N.A. 525 Washington Boulevard, Suite 4660 Jersey City, New Jersey 07310 Attention: Corporate Actions, Administration

         6.     Exhibit A of the Rights Agreement hereby is amended by adding the words “, AS AMENDED” at the end of the first sentence of the legend at the top of page A-1 after the words “RIGHTS AGREEMENT”. Such Exhibit A is further amended by deleting the words “First Chicago Trust Company of New York” wherever they appear therein and replacing them with the words “EquiServe Trust Company, N.A.”

         7.    Except as amended hereby, the Rights Agreement shall continue in full force and effect.

         8.     This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

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         9.     This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such State.

         10.     Terms used in this Amendment and not defined herein shall have the meanings assigned to such terms by the Rights Agreement.

         11.     If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidation or rendering unenforceable the remaining terms and provisions of this Amendment or the Rights Agreement or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

             IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

VARIAN, INC. By: /s/ Arthur W. Homan Name: Arthur W. Homan Title: Secretary

FIRST CHICAGO TRUST COMPANY OF NEW YORK By: /s/ Michael Foley Name: Michael Foley Title: Chief Marketing

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